FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549						OMB APPROVAL
							OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
__ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b) (Print or Type Responses)
	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Walker Laura N. (Last) (First) (Middle)	2. Issuer Name and Ticker or Trading Symbol Basic Technologies, Inc. (OTCBB: BTEC)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director 10% Owner Officer (give title _X_ Other below) (specify below) Former Director and 10% Owner
1026 West Main Street, Suite 104	3. IRS Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Year June, 2002			7. If Amendment, Date of Original (Month/Day/Year)
(Street) Lewisville, Texas 75067 (City) (State) (Zip)				5. If Amendment, Date of Original (Month/Year)
	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month /Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. e, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	Amount	(A) or (D)	Price
Common Stock	1/02	M	34,493	A	$.001		D
Common Stock	5/31/02	S	10,000	D	gift	134,493	D
Common Stock(1)	6/14/02	S	4,900,000	D	$.002	297,700(1)	I	Trust

(1)The reporting together with her husband, Bryan L. Walker, owns an undivided 80% beneficial interest in shares owned by the Shelton Voting Trust.  On June 14, 2002, the Trust sold 4,900,000 shares, leaving a balance of 372,125 shares owned by the Trust.  The reporting person disclaims beneficial ownership of shares held by the Trust as to which she has no pecuniary interest.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Table II - Derivative Securities Acquired, Disposed of, of Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Securities (Instr. 3)	2.Conver- sion or Exercise Price of Deriva- tive Security	3. Trans- action Date (Month Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriva- tive Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Own- ership Form of Deriva- tive Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
							Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)

Explanation of Responses:

                                                                                                       /s/ Laura N. Walker                                June 25, 2002
                                                                                                        Signature of Reporting Person                        Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations **Signature of Reporting Person Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1472 (7-97)